UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-34563

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

Room A1-A5 26/F, East Zone, Hanwei Plaza

No. 7 Guanghua Road, Chaoyang District,

Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          ☒              Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Concord Healthcare Announces Transactions of Formation of Partnerships and Deemed Disposals of Interest in Certain Subsidiaries on The Stock Exchange of Hong Kong Limited

Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a subsidiary of Concord Medical Services Holdings Limited (the “Company”) (NYSE: CCM), which subsidiary is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) under the stock code 2453.HK, announced transactions of formation of partnerships and deemed disposals of interest in certain of its subsidiaries (the “Transactions”) on April 26, 2024. Pursuant to the underlying agreements of the Transactions, Concord Healthcare formed partnerships with an independent third party and restructured the shareholding structure of certain of its subsidiaries. Concord Healthcare conducted the Transactions to promote its strategic development, address its business operation needs, and improve its corporate governance structure and efficiency at both operation and management level.

The Company previously announced the listing of Concord Healthcare’s H shares on the HKSE on January 9, 2024. The information related to Concord Healthcare’s Transactions on the HKSE is accessible through the HKSE’s website at www.hkexnews.hk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORD MEDICAL SERVICES HOLDINGS LIMITED

By:	/s/ Jianyu Yang
Name:	Jianyu Yang
Title:	Chairman and Chief Executive Officer

Date: April 26, 2024